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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

HuntMountain Resources

(Name of Issuer)

Common Stock

(Title of Class of Securities)

446896 10 2

(CUSIP Number)

Stephen A. Taylor

HuntMountain Resources, 1611 N. Molter Rd., Ste. 201, Liberty Lake, WA 99019  (509) 892-5287

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

3/23/2005**

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The reporting persons acquired on such date 7,722,066 shares of common stock and warrants to purchase an additional 15,444,132 shares of common stock.  This amendment is filed to report that warrants have been exercised by and additional stock options have been awarded to the reporting persons since such date.

SEC 1746 (11-03)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

446896 10 2

(1)

Names of Reporting Persons.

Hunt Family Limited Partnership

I.R.S. Identification Nos. of above persons (entities only).  Not Supplied

(2)

Check the Appropriate Box if a Member of a Group

(a) [ x ]

(b) [  ]

(3)

SEC Use Only

(4)

Source of Funds

WC

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)  [   ]

(6)

Citizenship or Place of Organization

United States

Number of

(7)

Sole Voting Power

Shares Beneficially

Owned by Each

Reporting Person

(8)

Shared Voting Power

With

23,186,198 (1)

(9)

Sole Dispositive Power

(10)

Shared Dispositive Power

 23,186,198 (1)

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person

23,186,198 (1)

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares                    [   ]

(13)

Percent of Class Represented by Amount in Row (11)

72.58%

(14)

Type of Reporting Person

PN

(1)

Includes 23,186,198 common shares owned by Hunt Family Limited Partnership (“HFLP”) of which 15,444,132 shares were issued on April 24, 2006 upon the exercise of the same number of common stock purchase warrants by HFLP.  Reporting persons Tim R. Hunt and Resa J. Hunt jointly and beneficially own and control the above shares and have direct and beneficial ownership of an additional 808,700 common stock shares.

CUSIP No.

446896 10 2

(1)

Names of Reporting Persons.

Tim R. Hunt

I.R.S. Identification Nos. of above persons (entities only).  Not Applicable

(2)

Check the Appropriate Box if a Member of a Group

(a) [ x ]

(b) [  ]

(3)

SEC Use Only

(4)

Source of Funds

PF

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)  [   ]

(6)

Citizenship or Place of Organization

United States

Number of

(7)

Sole Voting Power

Shares Beneficially

Owned by Each

Reporting Person

(8)

Shared Voting Power

With

24,244,898 (1)

(9)

Sole Dispositive Power

(10)

Shared Dispositive Power

 24,244,898 (1)

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person

24,244,898 (1)

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares                    [   ]

(13)

Percent of Class Represented by Amount in Row (11)

75.31% (2)

(14)

Type of Reporting Person

IN

(1)

Includes 23,186,198 common shares owned by Hunt Family Limited Partnership (“HFLP”) of which 15,444,132 shares were issued on April 24, 2006 upon the exercise of the same number of common stock purchase warrants by HFLP.  Reporting persons Tim R. Hunt and Resa J. Hunt jointly and beneficially own and control the above shares.  Includes 808,700 common stock shares directly and beneficially owned by Tim R. Hunt and Resa J. Hunt.  Includes immediately exercisable options to purchase 250,000 common shares.

(2)  Assumes the exercise of 250,000 immediately exercisable options.

CUSIP No.

446896 10 2

(1)

Names of Reporting Persons.

Resa J. Hunt

I.R.S. Identification Nos. of above persons (entities only).  Not Applicable

(2)

Check the Appropriate Box if a Member of a Group

(a) [ x ]

(b) [  ]

(3)

SEC Use Only

(4)

Source of Funds

PF

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)  [   ]

(6)

Citizenship or Place of Organization

United States

Number of

(7)

Sole Voting Power

Shares Beneficially

Owned by Each

Reporting Person

(8)

Shared Voting Power

With

23,994,898 (1)

(9)

Sole Dispositive Power

(10)

Shared Dispositive Power

 23,994,898 (1)

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person

23,994,898 (1)

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares                    [   ]

(13)

Percent of Class Represented by Amount in Row (11)

75.12%

(14)

Type of Reporting Person

IN

(1)

Includes 23,186,198 common shares owned by Hunt Family Limited Partnership (“HFLP”) of which 15,444,132 shares were issued on April 24, 2006 upon the exercise of the same number of common stock purchase warrants by HFLP.  Reporting persons Tim R. Hunt and Resa J. Hunt jointly and beneficially own and control the above shares.  Includes 808,700 common stock shares directly and beneficially owned by Tim R. Hunt and Resa J. Hunt.

CUSIP No.

446896 10 2

Item 1. Security and Issuer

The securities to which this Schedule 13D relates are the Common Stock of HuntMountain Resources, a corporation organized under the laws of the State of Nevada.  The address of the Issuer's principal executive office is 1611 N. Molter Road, Ste. 201, Liberty Lake, Washington, 99019.

Item 2. Identity and Background

(i)

Hunt Family Limited Partnership (HFLP) is a limited partnership organized under the laws of the State of Washington.  Its principal business is real estate and investments headquartered in Liberty Lake, Washington.

(ii)

Tim R. Hunt is President and Chairman of HuntMountain Resources and general partner of Hunt Family Limited Partnership.

(iii)

Resa J. Hunt is general partner of Hunt Family Limited Partnership.

The principal business address for each of the reporting persons is 6425 S. Chapman Road, Greenacres, WA 99016.  Each reporting person is a U.S. citizen.

During the last five years, none of the reporting persons have either been convicted in a criminal proceeding  (excluding  traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The purchase price for the subject securities was $1,642,364.  The funds used to acquire the securities were personal funds and working capital from Hunt Family Limited Partnership.

Item 4. Purpose of Transaction

The shares were purchased to acquire and maintain a controlling interest in Metaline Mining and Leasing Company, now HuntMountain Resources, and for investment purposes.

On March 23, 2005, Metaline Mining and Leasing Company entered into a Stock Purchase Agreement with the Hunt Family Limited Partnership (HFLP) whereby HFLP would purchase the Company’s remaining 7,722,066 or 51.48% of its authorized shares and obtain warrants to purchase an additional 15,444,132 shares upon the adequate increase in the capitalization of the company.  Tim R. Hunt, HFLP general partner, was appointed President and Chairman of the Board with the purpose of reactivating the Company’s dormant mineral exploration activities.

On March 28, 2005, Tim and Resa Hunt purchased 300,000 special warrants offered through a private placement and converted the warrants into 300,000 shares of common stock on August 17, 2005.  On that same date, they also became the beneficial owners of an additional 200,000 shares when their son, Zachari Hunt, who lives at home, converted 200,000 special warrants that were offered through the private placement above.

On August 1, 2005, The Company’s shareholders voted to merge into its wholly-owned subsidiary, HuntMountain Resources, increase the authorized capitalization to 300,000,000 shares, and retain the existing board of directors.

On October 12, 2005, HFLP purchased 20,000 shares of common stock and on October 21, 2005, Tim and Resa Hunt jointly purchased 208,700 shares of common stock and became the beneficial owners of an additional 100,000 shares owned by their son, Zachari Hunt, who lives at home.  These purchases were made for investment purposes.

On March 27, 2006, Tim Hunt was granted options to purchase 250,000 shares of common stock by the Company’s Board of Directors.

On April 24, 2006, HFLP received 15,444,132 common shares after exercising the same number of immediately exercisable purchase warrants pursuant to the terms of the March 23, 2005 stock purchase agreement the reporting person entered into with Metaline Mining and Leasing Company.  The warrants were exercised at a price of $0.065 per share.

The information above is contained within HuntMountain Resources’ SEC Form DEFR 14C filing of June 27, 2005 and subsequent filings of Forms 3 and 4 for the reporting persons.

Item 5. Interest in Securities of the Issuer

(a)

The reporting entity, namely Hunt Family Limited Partnership, owns 23,186,198 shares, which constitutes 72.58% of the class.  Reporting persons Tim R. Hunt and Resa J. Hunt are the general partners of the entity and have joint beneficial ownership of the above shares.  Tim R. Hunt and Resa J. Hunt jointly and beneficially own an additional 808,700 shares and have aggregate beneficial ownership of 23,994,898 shares which constitute 75.12% of the class.  Tim R. Hunt directly owns immediately exercisable options to purchase an additional 250,000 shares of common stock.

(b)

The reporting persons, Tim R. Hunt and Resa J. Hunt, have shared power to direct the vote, dispose and direct the disposition of the 23,994,898 shares which constitute 75.12% of the class.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Tim R. Hunt and Resa J. Hunt, general partners of Hunt Family Limited Partnership, are married.  No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Items 3, 4 and 5, above.

Item 7. Material to Be Filed as Exhibits

(a)

Joint Filing Agreement

CUSIP No.

446896 10 2

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 1, 2006

_________________________________

Date

Hunt Family Limited Partnership

/s/ Tim R. Hunt

By:

_________________________________

Name:

Tim R. Hunt

Title:

General Partner

/s/ Tim R. Hunt

By:

_________________________________

Name:

Tim R. Hunt

/s/ Resa J. Hunt

By:

_________________________________

Name:

Resa J. Hunt